

# Ben Campbell · 3rd

 Xactware

Quality Assurance at Xactware

Pleasant Grove, Utah · 142 connections · **Contact info**

## Experience



### Quality Assurance

Xactware

Jun 2016 – Present · 3 yrs 10 mos

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### Owner

Indy Brand Clothing

Nov 2013 – Present · 6 yrs 5 mos

Pleasant Grove, Utah

www.indybrandclothing.com

 **Indy Brand Clothing**

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### Quality Assurance

Fishbowl

Jan 2013 – Apr 2016 · 3 yrs 4 mos

Orem, Utah

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### Customer Relations

At Cost Apparel
Feb 2013 – Jan 2014 · 1 yr
Custom digital apparel printing, embroidery, screen printing. Any size orders large or small.

## Skills & Endorsements

**Photoshop** · 7

**Blake Yuen and 6 connections** have given endorsements for this skill

**Customer Service** · 7

 Endorsed by **2 of Ben's colleagues at Fishbowl**

**Sales** · 7

 Endorsed by **3 of Ben's colleagues at Fishbowl**

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